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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION


                                  NEWS RELEASE

       CALEDONIA UPDATES ITS GOLD, PLATINUM, COBALT & DIAMOND ACTIVITIES

                         FEBRUARY 26TH, 2004, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to provide this update on its current activities:

BARBROOK - GOLD

The Barbrook Gold Mine in Mpumalanga, South Africa continues to focus on improving gold recoveries. A number of plant additions, resulting from positive test-work results, are currently being made to the metallurgical circuit. These additions together with some operational improvements to the circuit that require a short plant shutdown should be completed during March 2004.

Barbrook has commissioned MINTEK and ELB Bateman, of Johannesburg, South Africa to carry out an economic and plant scoping studies respectively for a full-plant Biox process of gold recovery facility. The Biox technology was developed on the gold ores of the Barberton Greenstone Belt and has been used successfully since 1990 at the nearby Barberton Mines complex to achieve gold recoveries in excess of 90%. Both Mintek and Bateman are internationally recognised for their expertise and experience in the bacterial oxidation of refractory gold ores such as those found at Barbrook. Caledonia believes that the full-plant Biox technology will be amenable for all of the very complex ore types at Barbrook. Previous Biox test work showed over a 90% gold recovery on samples of a Barbrook flotation concentrate. The implementation of a Biox process should allow Barbrook to blend its various ores and successfully optimise gold recoveries and consequently would allow a significant proportion of the near economic mineral "Resources" to be upgraded to the "Reserves" category.

The underground access to the Daylight and Victory zones on 10 level, the main haulage level, has been refurbished. Exploration development on 10 level will now extend along both of these ore zones, which were previously unrecognised, and as such undeveloped, at this elevation. Exploration development is also being directed on 10 level to the recently identified anomaly zone, lying between the Taylors-French Bob current ore mining zone and Daylight/Victory zones. Historically, at the upper levels of the mine, the gold grades of the Daylight/Victory ore zones have been higher than the Taylor's ore zone that has been mined by Barbrook since 1988. Assay results from drilling indicate that this trend should also continue at depth.

Underground core drilling is in progress to further confirm the extension of the Taylors-French Bob orebody to a depth of 150 metres below 10 level. Previous drilling at Taylor's below 10 level indicated an increase in gold grade with depth. It is planned that a decline shaft will be developed to access this ore. Plans and designs are being prepared for this work and a hoist and associated equipment is have been sourced and a purchase reservation has been agreed with the seller.

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Further exploratory drilling of the Daylight, Victory and the anomaly target zones will be initiated during the first quarter 2004.


EERSTELING - GOLD

Caledonia owns approximately 96.4% of the Eersteling Gold Mining Company Limited (Eersteling) and intend, subject to obtaining the necessary shareholder and regulatory approvals, to terminate the listing of Eersteling from the JSE Securities Exchange South Africa. This will result in Caledonia owning 100% of Eersteling's gold assets and the Rooipoort platinum project.

The Roodepoort property, situated 22 km north-east of the Eersteling mine area and 8 km east of Eersteling's Zandrivier mine, is focussed over an area of historical gold mining on which an unusual gold-bearing "albitite" granite intrusive occurs. Grab samples have returned values of up to 2g/t gold from pyritic portions of this unit and values greater than 16g/t gold from younger shear zones. Grid preparation and detailed soil sampling is in progress over a 2,500m x 1,500m area. Soil samples will be analysed for gold at the "Low-level Gold" facility of Genalysis in Perth, Western Australia. Targets generated from soil sampling results and previous data will be drilled, probably commencing in mid 2004. The objective of this exploration program is to evaluate the potential for a large low-grade open pit mine in the "albitites", an occurance that is well documented particularly in Australia, but has not previously been explored at Eersteling. In the event that Roodepoort gives favourable tonnages and grades an exercise will commence to detail and cost the rehabilitation of the Eersteling gold plant to handle the potential high tonnage - lower grade ore, which will facilitate the more rapid return of Eersteling to commercial scale production.

ROOIPOORT - PLATINUM

At the Rooipoort platinum exploration project near Mokopane (Potgietersrus), South Africa, the first 5 holes of the current 8-10 hole program (approx. 2000m) have been completed. These holes have been drilled to follow up results of a soil geochemical survey completed late 2003 and which is assisting in the interpretation of the stratigraphy of the Bushveld Complex underlying this poorly exposed property. This current drilling phase is providing information to further define the stratigraphy of the Rooipoort target area. This data will be used to focus the next drilling phase that is intended to define an initial resource at Rooipoort. The resource-definition drilling program is currently scheduled to commence in mid 2004.

NAMA - COBALT

In 1996/97 Caledonia identified and drilled a 953 million tonne low grade cobalt/copper resource on the Nama license area west of the Copperbelt region in Northern Zambia

In late 2003, Caledonia was approached by a potential customer and metal producer regarding Nama's ability to provide a suitable feed to its smelter. An initial sampling and screening program is planned for April 2004, once the rains stop and ready access to the sample sites is assured. This program will confirm whether the smelter feed specifications can be met. Assuming that these specifications can be met, a 100 tonne sample will be supplied for a smelter test. Subject to meeting the smelter specifications and obtaining satisfactory economic terms, we expect to enter into a long-term contract to provide approximately 300 tonnes of a cobalt/copper concentrate a day from Nama.

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MULONGA PLAIN JV - DIAMONDS

The Mulonga Plain joint venture with Motapa Diamonds Inc ("Motapa") consists of three license areas in Western Zambia, the Mulonga Plain license in the south and the Kashiji Plain and Lukulu license areas to the north. Motapa is the operator of the joint venture.

In the Mulonga Plain license Motapa have identified several prospective areas. It is not considered practical or efficient to pursue all these areas concurrently during the up-coming field season and the exploration program for 2004 will concentrate on the easterly sector. This area shows several indications of local, potentially diamondiferous kimberlites. The exploration program will include further detailed ground magnetic and gravity surveys on targets developed over the past year followed by a drilling program to test the prioritized targets and obtain stratigraphic and critical down hole sampling information. Work is planned to start in June or July 2004 when field conditions permit.

Work planned for the Kashiji licence includes a stream-sediment and infill sampling program around the anomaly in the north and follow-up sampling and ground magnetics over two high abundance ilmenite recovery sites in the southeast portion of the license. The drill testing of encouraging geophysical anomalies is planned for Kashiji in late 2004.

Fieldwork on the recently acquired Lukulu license will be dependent on the results of fieldwork conducted over the SE portion of the adjacent Kashiji license.


GOEDGEVONDEN - DIAMONDS

Compilation of base plans is near completion prior to review and re-compilation of historical data. Negotiations are in progress which may result in an escalation of the bulk sampling program and following up of exploration targets that Caledonia has identified within the project area.


FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                             JAMES JOHNSTONE                        CHRIS HARVEY
Chairman, President and CEO              V-P Operations and COO                 Technical Director
South Africa                             Canada                                 Canada
Tel: (011-27-11) 447-2499                Tel: (1-905) 607-7543                  Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                Fax: (1-905) 607-9806                  Fax: (1-905) 607-9806

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on the Corporation's website http://www.caledoniamining.com